Betsy Anne Seel

Assistant Secretary

John Hancock Variable Insurance Trust

200 Berkeley Street

Boston, MA 02116

January 31, 2020

VIA EDGAR

Securities and Exchange Commission

100F Street, NE

Washington DC 20549

Re: Global Trust and Mutual Shares Trust (the “Funds”) a series of John Hancock Variable Insurance Trust (the “Trust”)

Preliminary Proxy Materials on Schedule 14A under the Securities Exchange Act of 1934 for the Fund, File No. 811-04146

Ladies and Gentlemen:

On behalf of each Fund, we transmit herewith for filing with the Securities and Exchange Commission pursuant to Rule 14a-6(a) under the Securities Exchange Act of 1934, as amended, each Fund’s preliminary proxy statement, proxy card and voting instruction card (the “Proxy Materials”) relating to a special meeting of shareholders of each Fund to be held on April 14, 2020. It is anticipated that the Proxy Materials will be first sent to the Fund’s shareholders on or about March 1, 2020.

If you have any questions or comments concerning the foregoing, please call me at (617) 663-2166 or email me at bseel@jhancock.com or call Harsha Pulluru at (617) 663-0420.

Very truly yours,

/s/ Betsy Anne Seel

Betsy Anne Seel Assistant Secretary